[redacted]

SECUR 12011349 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2011 (MM/DD/YY) AND ENDING March 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome St., Suite 700
(No. and Street)

San Francisco, CA 94104-2722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ruby (415) 421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Rd., Suite 2D, P.O. Box 1068, Placerville, CA 95667
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joe Ruby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of San Francisco

Subscribed and sworn to (or affirmed) before me this 17 day of May, 20 12 by, Joe Ruby, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Jacob Koff, Notary Public

Notary Public

Signature

CCO and Vice President

Title

JACOB KOFF
COMM. #1854183
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires June 15, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 17 day of May, 2012, by Joe Ruby, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

(Seal)

Notary Public

PFLUEGER & BAERWALD INC.
FOCUS REPORT
FORM X-17A-5
MARCH 31, 2012

Smith Maloney
Accountancy Corporation

PFLUEGER & BAERWALD INC.
FOCUS REPORT
FORM X-17A-5
MARCH 31, 2012

Smith Maloney
Accountancy Corporation

Certified Public Accountants

Jim Smith • Kent P. Maloney
4535 Missouri Flat Road, Suite 2D • P.O. Box 1068
Placerville, CA 95667
PH: (530) 622-2460 FAX: (530) 622-0156
EMAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Pflueger & Baerwald Inc. as of March 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, we included a review of the accounting system, the internal accounting control, and procedures for safeguarding securities. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Maloney

Smith Maloney Accountancy Corp.
Placerville, California
May 24, 2012

PFLUEGER & BAERWALD INC.

STATEMENT OF FINANCIAL CONDITION

AS OF MARCH 31, 2012

ASSETS

1.	Cash	$	72,459
2.	Cash segregated in accordance with Rule 15c-3		1,500
3.	Receivable from brokers or dealers and clearing organizations:		
	D. 2 Other		343,953
	E. Pershing Deposit		100,000
	Petty cash--nonallowable		550
7	Securities owned, at market value		
	D. Corporate Obligations		132,269
	E. Stocks and warrants		217,868
8	E. Securities owned not readily marketable (cost $2)		
14.	B. Property net of accumulated depreciation $32,545		
15	D. Prepaid expenses--nonallowable		26,464
	TOTAL ASSETS	$	895,063

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities			
19.	D. 2 Other	$	1,829
23	B. 2 Accounts Payable		48,301
	E Accrued expenses and other liabilities		2,309
26.	C. TOTAL LIABILITIES		52,439
Stockholders' Equity			
29.	Common stock, par value $1.00: 75,000 shares authorized; 10,666 shares outstanding		10,666
	Additional paid-in capital		250,593
	B. Retained earnings		581,365
30.	C. TOTAL STOCKHOLDERS' EQUITY		842,624
31.	D.	$	895,063

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2012

	April 1, 2011 To Dec. 31, 2011	Jan. 1, 2012 To Mar. 31, 2012	Totals
REVENUE			
1. Commissions:			
a. Exchange	$ 50		$ 50
b. OTC	528,898	187,881	716,779
d. Other	9,415	2,681	12,096
e. Total securities commissions	538,363	190,562	728,925
2. Gains and losses on trading accounts:			-
b. Debt security trading	41,136	16,575	57,711
d. Other	(45)	(86)	(131)
e. Total gains and losses	41,091	16,489	57,580
3. Gains and losses on investment accounts:			-
a. Realized gains	9,065	3,139	12,204
b. Unrealized gains	(11,709)	29,555	17,846
c. Total realized and unrealized gains	(2,644)	32,694	30,050
5. Margin interest	33,645	10,766	44,411
6. Mutual funds	16,681	7,337	24,018
8 Revenue from research services			-
10. Other revenue related to securities business	33,291	6,966	40,257
11 Other revenue	11,733		11,733
12. Total revenue	672,160	264,814	936,974
EXPENSES			
13. Registered representatives' compensation	245,223	87,822	333,045
14. Clerical and administrative employees	230,177	72,875	303,052
15. Voting officers' compensation	24,017	26,201	50,218
17. Commission & Clearance paid other brokers	36,291	13,576	49,867
18. Clearance paid to non-brokers		-	-
19. Communications	18,642	6,358	25,000
20. Occupancy and equipment costs	49,838	20,083	69,921
22. Interest expense	-	-	-
23. Losses in error account	225	-	225
24. Data processing costs	4,324	1,476	5,800
26. Regulatory fees and expenses	32,453	11,026	43,479
27. Other expenses	20,233	5,516	25,749
28. Total expenses	661,423	244,933	906,356
29. Income (loss) before Federal income taxes	10,737	19,881	30,618
30. Provision for Federal income taxes	-	-	-
32 Extraordinary gains	120	(120)	
34. Net income (loss) after Federal income taxes	$ 10,857	$ 19,761	$ 30,618

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 30,618
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	547
(Increase) decrease in accounts receivable	225,030
(Increase) decrease in investments and prepaid expenses	(206,220)
Increase (Decrease) in current liabilities	2,988
Net cash provided by operating activities	52,963
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(261)
Net cash used in investing activities	(261)
CASH FLOWS FROM FINANCING ACTIVITIES	
Loans from bank	-
Repayment of loans	-
Net cash provided (used) by financing activities	-
Net increase in cash	52,702
Cash, beginning of year	21,257
Cash, end of year	$ 73,959

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2012

Stockholders' equity, beginning of year:		
Common stock	$ 10,666	
Additional paid-in capital	250,593	
Retained earnings	550,747	
Total stockholders' equity, beginning of year		$ 812,006
Net income (loss)		30,618
Stockholders' equity, end of year		$ 842,624

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2012

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states. Due to market scrutiny, tightening credit markets, and the discontinuance of their data processor, the firm entered into a contract with Pershing LLC, effective January 13, 2010, to change the form of the firm from a full clearance brokerage to a fully disclosed introducing brokerage firm.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities are accounted for at acquisition cost except for investments, which are reported at market values, in accordance with practices prescribed by the Financial Industry Regulatory Authority, Inc., and other related regulatory agencies.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the IRC Code Sec 179 method, immediate writeoff at estimated useful lives of five years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year. This year there are no Federal taxes due as there was a net operating loss incurred in 2009 that is carried forward to future years.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000. The profit-sharing plan was established in 1975. The Firm elected to treat the profit-sharing plan as a Safe Harbor 401K Plan and contributed $16,492 to this plan for the current fiscal year.

Note 7 -- Concentration of credit risk

At March 31, 2012, the Firm had $73,959 in three accounts at a bank which is insured up to a maximum of $250,000 by the FDIC, and entirely through December 31, 2011 under FDIC's Transaction Account Guarantee Program..

Note 8--Lease commitments

The Firm leases its office space under an operating lease which expired on October 31, 2010. Such lease was extended through October 31, 2015 The annual rental for the current fiscal year was $56,106. The new lease provides for monthly rent at $5,287.50 through 11/30/2012, or $58,162 on an annual basis with annual increases to offset the increases in the lessor's direct operating expenses and property taxes, as follows:

Fiscal year 3/31/13	$59,337
Fiscal year 3/31/14	68,444
Fiscal year 3/31/15	71,969
To 10/31/15	43,181
Total	$242,931

Note 9--Net capital requirements

As a member of the Financial Industry Regulatory Authority (FINRA), the Firm is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. The Firm has elected to use the alternative method permitted by the Rule, which requires that the firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At March 31, 2012 The Firm had net capital of $763,045, which was $513,045 in excess of its required net capital of $250,000.

Note 10--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 11---Investment securities

The following is a summary of investment securities at March 31, 2012 and 2011;

	2012	2011
Investment securities:		
Marketable equity securities, at cost	$270,955	$77,397
Gross unrealized gains	79,182	61,336
Marketable equity securities, at fair value	350,137	138,733
Trading securities:		
Marketable equity securities, at cost	2	2
Gross unrealized losses	-2	-2
Marketable equity securities, at fair value	0	0
Error account:		
Marketable equity securities, at cost	791	791
Gross unrealized loss	-791	-791
Marketable equity securities, at fair value	0	0
Total Investments-		
At cost	271,748	78,190
Gross unrealized gains and losses	78,389	60,543
Investments at fair market value	$350,137	$138,733

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2012 and 2011 as as reflected in stockholders' equity:

	2012	2011
Stockholders' equity, reflecting cost basis	$764,355	$751,463
Adjust for unrealized gains(losses)	78,389	60,543
Stockholders' equity, reflecting fair market value	$842,744	$812,006

Note 12-Contingencies

The Firm reports contingencies under subtopic 450-20 of the FASB Accounting Standards Codification when such contingencies need reporting. Liabilities for loss contingencies from claims, litigation, assessments, fines and penalties and other sources are recorded when the probability that a liability has been incurred and the amount of the liability can be reasonably estimated.

Note 13-Subsequent events

The firm had no events subsequent to the year end or through the date of this report that warranted inclusion in these financial statements.

PFLUEGER & BAERWALD INC. **SCHEDULE I**

COMPUTATION FOR DETERMINATION OF

NET CAPITAL REQUIREMENTS

AS OF MARCH 31, 2012

	AGGREGATED INDEBTEDNESS	
	Total liabilities from statement of financial condition	-
	Deduct liabilities subordinated to claims of general creditors	-
16.	Total aggregated indebtedness liabilities	-
18.	Deduct assets held in "Special Reserve Bank Account" *	-
19.	Net aggregated indebtedness	-
	NET CAPITAL	
1.	Total stockholders' equity from statement of financial condition	842,624
4.	A. Add liabilities subordinated to claims of general creditors	-
5.	Total capital and subordinated liabilities	842,624
6.	Deductions:	
	Prepaid expenses	26,464
	Petty cash	550
	Other deductions	45
	H. Total deductions	27,059
	Net capital before haircuts on securities positions	815,565
	Haircuts on securities:	
9.	C. 4 Corporate obligations	19,840
	5. Stocks and warrants	32,680
	E. Total haircuts	52,520
10	Net Capital	$ 763,045
23	Minimum dollar net capital required	$ 250,000
24	Net capital requirement	$ 250,000
25	Excess net capital	$ 513,045
28	Excess net capital (excess of 120% minimum net capital required	$ 463,045
29	Percentage of Net Capital to Aggregate Debits	-

PFLUEGER & BAERWALD INC. **SCHEDULE II**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKER DEALERS UNDER RULE 15c3-3

AS OF MARCH 31, 2012

CREDIT BALANCES			
1.	Free credit balances and other credit balances in customers' security accounts	$	-
11	TOTAL CREDITS		-
DEBIT BALANCES			
12.	Debit balances in customers' cash and margin accounts, net of unsecured accounts,		-
19	Less 3%		-
20	TOTAL 15c3-3 DEBITS		-
21.	Excess of total credits over total debits	$	-
24	Amount held on deposit in "Reserve Bank Account" at March 31, 2009	$	1,500
25	Amount of withdrawal		-
26	New amount in Reserve Bank Account	$	1,500

PFLUEGER & BAERWALD INC. **SCHEDULE III**

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL

AND CASH RESERVE REQUIREMENTS

AS OF MARCH 31, 2012

COMPUTATION OF NET CAPITAL

10. Net capital reported by respondent		$ 762,245
Audit adjustments to stockholders' equity:		
Stockholders' equity (unaudited)	$ 842,624	
Stockholders' equity (audited)	842,624	-
6. A. Non-allowable assets reported by respondent	$ 27,814	
Audit adjustments to non-allowable assets:		
Increase in prepaid expenses	(800)	800
Non-allowable assets (audited)	$ 27,014	
10. Net Capital (audited)		$ 763,045

RESERVE REQUIREMENTS

No material differences were noted between the audited and unaudited reserve requirements computations.

-

Smith Maloney Accountancy Corporation

CERTIFIED PUBLIC ACCOUNTANTS

Jim Smith • Kent P. Maloney
4535 Missouri Flat Road, Suite 2D • P.O. Box 1068
Placerville, Ca 95667
ph: (530) 622-2460 fax: (530) 622-0156
email: smac@cpa4u.com website: www.cpa4u.com

Board of Directors
Pflueger & Baerwald Inc.

In planning and performing our audit of the financial statements of Pflueger & Baerwald Inc. (the Company), as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a l deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Maloney

Placerville, CA
May 24, 2012

Smith Maloney Accountancy Corporation

CERTIFIED PUBLIC ACCOUNTANTS

4535 Missouri Flat Road, Ste 2D P.O. Box 1068 Placerville, California 95667
phone: (530) 622-2460 fax: (530) 622-0156
email: smithmaloney@cpa4u.com website: www.cpa4u.com

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Accountants' Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Security Investor Protection Corporation (SIPC) for the year ended March 31, 2012, which were agreed to by Pflueger & Baerwald Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and Public Companies Accounting Oversight Board, solely to assist you and the other specified parties in evaluating Pflueger & Baerwald Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pflueger & Baerwald Inc.'s management is responsible for the Pflueger & Baerwald Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the cash disbursements as presented in the general ledger;

2. Compared the amounts reported on Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended March 31, 2012 noting no differences:

3. Compared any adjustments reported in Form SIPC 7-T with supporting schedules and working papers prepared by client noting no differences:

4. Proved the arithmetical accuracy of the calculations, as prepared by the client, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that wouls have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Smith Maloney

Smith Maloney
Placerville, CA
May 24, 2012

PFLUEGER & BAERWALD INC.
SECURITIES INVESTOR PROTECTION CORPORATION
ANNUAL ASSESSMENTS
FOR THE PERIOD APRIL 1, 2011 TO MARCH 31, 2012

		April 1, 2011 to March 31, 2012
Gross Revenue		$ 936,974
Additions:		
Net loss from principle transaction-trading account		131
Total additions		131
Deductions:		
1) Revenue from Mutual Funds		24,018
3) Commissions floor brokerage, clearance paid other SIPC members		49,867
4) Postage reimbursement_Proxy solicitation		140
5) Net gain from securities in investment accounts		30,050
11733		11,733
9) (i) Total interest and dividend expense	$0	
(ii) 40% of margin interest earned on customer securities accounts	$17,764	
Enter greater of line (i) or (ii)		17,764
Total deductions		133,572
2d SIPC Net Operating Revenues		$ 803,533
General assessment @ .0025		$ 2,009
Payments made to: Securities Investor Protection Corp.		
10/17/2011	$ 965	
4/13/2012	1,044	
TOTAL		$ 2,009